

August 20, 2014

Via E-Mail
Daniel J. Luckshire
Executive Vice President and Chief Financial Officer
SIGA Technologies, Inc.
660 Madison Avenue, Suite 1700
New York, NY 10065

> **Re:** **SIGA Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 000-23047**

Dear Mr. Luckshire:

We have reviewed your response letter dated August 13, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Lead Product- Arestvyr™, page 2

1. We note your response to our prior comment 1 which includes proposed disclosure to be included in future filings. We also note that your proposed disclosure states that you will receive $96.1 million in payment following the delivery of 725,000 courses of Arestvyr rather than the $109.7 million payment you actually received. Please revise your draft disclosure to clarify this apparent discrepancy. Also, please revise your draft disclosure to discuss the progress made to date towards meeting the obligations necessary for recognition of the $109.7 million you received from BARDA in 2013 for the delivery of the 725,000 courses.

Manufacturing, page 3

2. We note your response to our prior comment 2 which includes draft disclosure regarding the material terms of the manufacturing agreement with Albemarle. In this regard, we note that you only provide the duration of the agreement. Please expand your disclosure regarding the agreement with Albemarle to describe the other material terms of the agreement, including the parties' rights and obligations, any payment provisions and termination provisions.

Intellectual Property and Proprietary Rights, page 6

3. We note your response to our prior comment 3 which includes revised disclosure regarding your material intellectual property rights for Arestvyr. In this regard, we note that you state that your patent portfolio consists of six U.S. patents, four issued foreign patents, four U.S. utility patent applications, two international PCT patent applications and forty two foreign patent applications. However, you only provide information regarding three of your issued U.S. patents. Please expand your proposed disclosure to provide the type of patent protection your other issued U.S. and foreign patents provide, the expiration dates of your other issued U.S. and foreign patents and the jurisdictions in which your foreign patents have been issued. Please also provide the anticipated expiration dates of patents which may be issued under your U.S. and foreign patent applications and the jurisdictions where your foreign patent applications are pending.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director